SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S/A.

(publicly-held company)

C.N.P.J./M.F. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

Information on the compensation of the Company’s management required in section 13 of the reference form, as set forth in CVM Instruction nº 480, dated December 7, 2009

13. Compensation of the Company’s Management

13.1 Detail the policy or compensation practice of the Board of Directors, Board of Statutory and Non-Statutory Officers, Fiscal Board, Statutory Committees and audit, risks, financial and compensation Committees, addressing the following aspects:

a.            Purposes of the compensation policy

Our Company’s compensation policy aims at stimulating and promoting the alignment of the Company’s goals and of its management and employees, motivating productivity and their efficiency and preserve the competitiveness in the market in which we are engaged.

The Company’s compensation strategy emphasizes our intention of retaining talented and highly motivated collaborators and it aims at coupling their interests to the interests of our shareholders. Our compensation packages include competitive salaries and profit sharing plans.

We have a People Management and Corporate Governance Committee responsible for the coordination, implementation and periodical revision of the best corporate governance practices, monitoring and keeping our Board of Directors informed about what is recommended in the regulations and in the market related to such practices. In this regard, such Committee revises and recommends to our Board of Directors the compensation that should be paid to the employees, including salaries, bonus and stock options, in addition to analyzing the career and succession plans for the Company’s management.

Our annual profit sharing plans are negotiated by the Company with a committee formed by our employees and approved by the employees’ unions, benefiting both the unionized and non-unionized employees, and paid in April of each year. In the context of such plans, a portion of the amount that is subject to distribution is conditioned to the attainment of targets in the Company’s results and another portion is conditioned to the fulfillment of operational targets that are established for each of our departments and individual targets.

Specifically in regard to the compensation of the Company’s management, according to the Brazilian Corporation’s Law, it is responsibility of the shareholders to establish on an annual basis, in a Shareholders’ Meeting, the global or individual amount of the compensation of the members of the Board of Directors and of the Board of Officers. Our By-Laws establish that the Shareholders Meeting shall determine the annual global compensation of the Company’s management and that the Board of Directors shall distribute the sums to its members and to the members of the Board of Officers.

b.         Composition of the compensation

(i) Components of the compensation and the purposes of each of them:

Board of Directors: The compensation of the Board of Directors is fixed and paid monthly. There is no payment of variable compensation.

Committees: We have five non-statutory Management Committees, four of which operate permanently, that assist and support our Board of Directors. The members of the Committees are entitled to a fixed monthly compensation or based on participation in meetings, determined case by case. The members of the Board of Directors that comprise the Company’s Committees are not entitled to any additional compensation.

Fiscal Board: The Company does not have a permanent Fiscal Board. The compensation policy of the members of the Fiscal Board, if and when installed, is established by the Shareholders Meeting, respecting the legal limits.

Statutory Board of Officers: The compensation policy of the Board of Officers comprises:

  Base monthly salary, comprised of thirteen monthly salaries per year;

  Benefits package that includes life insurance, meals, car and airline tickets in routes operated by the Company;

  Short-term variable compensation formed and paid annually by our Profit Sharing Plan, according to Law 10.101 of Dec. 19, 2000 (“PPR”). Our PPR defines potentials of multiples of the monthly salary attributed based on the individual results indicators of the Officers and the Company’s global results. Our Board of Directors may, in exceptional and justified cases, deliberate to convert the amount to be paid under the PPR into an equivalent number of hypothetical shares, based on the value of the share at the date of calculation of the amount to be paid, being effectively paid the amount that is equivalent to the value of such stock at the date of liquidation of the PPR. This option enables to further the alignment between the interests of the Company and of the Officers;

•          Long-term Incentive Plan annually offered through the Company’s Stock Option Plan approved by the Special Shareholders Meeting (AGE) held on December 9, 2004, as amended (“Stock Option Plan”), which options are attributed according to the Company’s global results, position level and evaluation of the individual’s performance.

Non-Statutory Board of Officers: The policy of compensation of the Company’s non-statutory officers comprises:

•         Base monthly salary, comprised of thirteen monthly salaries per year;

•          Benefits package that includes life insurance, meals voucher, and a travel benefit program adopted by the Company;

•          Short-term variable compensation formed and paid annually through our PPR. Our PPR defines potentials of multiples of the monthly salary attributed based on the individual results indicators of the Officers and the Company’s global results. Our Board of Directors may, in exceptional and justified cases, deliberate to convert the amount to be paid under the PPR into an equivalent number of hypothetical shares, based on the value of the share at the date of calculation of the amount to be paid, with the effective payment of the amount that is equivalent to the value of such stock at the date of liquidation of the PPR. This option enables to further the alignment between the interests of the Company and of the Officers;

•          Long-term Incentive Plan offered through a Stock Option Plan, which options are attributed according to the Company’s global results, position level and evaluation of the individual’s performance.

The fixed compensation of the Statutory and Non-Statutory Officers is based on the average market salary determined through an annual salary survey conducted by a specialized consultant, observing the progressive salary valuation in the cases of internal promotions.

The short and long-term variable compensation, respectively, the PPR and the Stock Option Plan, are aimed at encourage the management and employees to contribute substantially to the Company’s success.

(ii) Proportion of each element in the global compensation:

The average proportion of each element of the compensation in 2010 are stated in the following chart, based on our current compensation policy.

2010	Salary and Pro Labore	Benefits	Compensation based on participation in Committees	Short-term Variable Compensation (PPR)	Stock-Based Compensation	Total
Board of Directors	100%					100%
Statutory Board of Officers	49%	3%		-	48%	100%
Non-Statutory Board of Officers	48.7%	0.3%		-	51%	100%
Fiscal Board						0%
Committees			100%			100%

(iii) Criteria for calculating and adjusting each of the compensation elements:

The compensation of the members of the Board of Directors and of the Statutory Board of Officers of the Company is proposed and annually reviewed and submitted to the Shareholders Meeting for approval.

In regard to the Statutory and Non-Statutory Board of Officers, the fixed monthly compensation is adjusted based on the collective labor agreement established in the Collective Bargaining Agreement executed with the Employees’ Union and, occasionally, an increase may occur in the salary policy established by the Company, based on individual merits.

As concerns the short-term variable compensation (PPR) policy, the calculation of the compensation for 2010 was based in the Net Profit of the period. Company is evaluating the criteria and estimates that the calculation of the compensation for 2011 will be based in the same criteria.

In regard to the long-term compensation, the Stock Option Plan is administrated by the People Management and Corporate Governance Committee and by the Board of Directors, according to the Plan’s guidelines.

The People Management and Corporate Governance Committee establishes on an annual basis the price for exercising the stock option that will be offered, adopting the calculation criteria set out in the Stock Option Plan, which is: (a) equal to the average price, weighted by volume, of the shares of the same class recorded in the last sixty (60) trading sessions prior to the Granting Date, which shall be adjusted pursuant to the IGP-M, a general price index published by the Fundação Getúlio Vargas, from the Granting Date until the date of effective payment; or (b) determined by the Board of Directors, with reference to the profitability outlooks of the Company, to the net asset value per share, or to the Market Value, with premium or discount being admitted due to market conditions. In regard to the stock options awarded in 2010, the criteria specified in “a” above was adopted.

In general lines, in order to ensure the best market practices we conduct annual salary surveys through specialized consulting firms aiming to maintain our compensation strategy aligned with the Company’s goals and those of its employees and thereby preserve the Company’s competitiveness.

As regards the labor benefits, we constantly review the market practices and periodically, as fit, we adjust them to align competiveness.

(iv) Reasons that support the compensation composition:

Our compensation strategy is intended to form short, mid and long-term elements that ensure alignment with the Company’s goals and those of its employees and management, keeping it competitive in the market, attractive for maintaining executives and remunerate the employees according to their job responsibilities. Accordingly, our compensation strategy is intended to position the fixed compensation of the Company’s professionals at the market average and the differential corresponds to the short and long-term variable compensation, which depends on the Company’s global performance and on the performance of the employees individually.

c.         Main performance indicators that are computed in the determination of each element of the compensation:

In regard to the fixed portion of the compensation, salary surveys conducted by specialized consulting firms and indicators of the Company’s performance and of the individual performance, bound to the level of responsibility of the job occupied by the individual are considered. Additionally, the professional qualification for the job is also considered.

In regard to the variable compensation, performance indicators such as evaluations of the individual’s performance, attainment of corporate targets and the Company’s global performance indicators are considered. In 2010 the global performance indicator that was considered to establish the Company’s compensation was the Net Profit.

d.              Structure of the compensation to reflect the development of the performance indicators

The short-term variable compensation is conditioned and calculated based on the Company’s results in the period, i.e. achievement of the global target (financial metric) established for the period. Accordingly, the global PPR is structured and affected by the achievement of the Company’s global target.

The long-term incentive plan, which consists in the Stock Option Plan, is bound to the valuation of the shares, the prospects of the Company’s profitability, net equity per share value or the market value of the stock (defined as the closing price of the stock in the preceding floor trading session), possibly with a premium or discount based on the long-term market conditions.

In regard to the options granted in December 2010, the criteria that was adopted  for the exercise price of the stock option is equal to the average price, weighted by volume, of the shares of the same class recorded in the last sixty (60) trading sessions prior to the Granting Date.

e.         How the compensation policy or practice is aligned to the Company’s short, mid and long-term interests

The Company intends to maintain the compensation of its employees competitive in relation to the market so that it can withhold and attract talents that contribute to attain its short, mid and long-term strategic targets.

Accordingly, our compensation strategy should reflect mechanisms that stimulate the professionals to remain at the Company in the mid and long-term.

Under this compensation strategy there is a balance between the short-term compensation (PPR) based on annual performance indicators and on the mid and long-term (Stock Option Plan) aligned with the Company’s mid and long-term interests.

Accordingly, we stimulate the employees to meet and exceed the annual targets that are related to the PPR and adopt mid and long-term action that may generate value to the Company and that will be consequently reflected in the valuation of the Company’s stock in the market, thus being linked to the Stock Option Plan.

f.               Existence of compensation borne by subsidiaries, directly or indirectly controlled or controlling companies

The Company’s management has compensation borne by a directly controlled operational company.

g.              Existence of compensation or benefit bound to the occurrence of a specific corporate operation, e.g. transfer of the Company’s stock control

There is no compensation or benefits bound to the occurrence of any corporate operation involving the Company, such as transfer of stock control and/or adoption of strategic alliances.

In regard to the Stock Option Plan: in the event of occurring a merger, amalgamation, spin-off or restructuring of the Company in which the Company is not the surviving company, or sale of substantially all of the Company’s assets, or in the event of transfer of stock control, the Plan will be canceled and any option granted by then shall be extinguished, unless provided otherwise in the reorganization decision documents.

13.2 Compensation recognized in the results of the Company’s fiscal year closed on December 31, 2010 and compensation established for the current fiscal year of the Company’s Board of Directors, Statutory Board of Officers and Fiscal Board

The following charts indicate the annual compensation determined for the Company’s Board of Directors and Statutory Board of Officers (i) recognized in the results of the Company’s fiscal year closed at December 31, 2010, considering the annual average number of members of each body calculated monthly**; and (ii) established for the current fiscal year:

2010	Board of Directors	Board of Officers	Fiscal Board	Total
Number of members	9	4.25	N/A	13.25
Fixed annual compensation (in R$)	1,200,000.00	4,403,840.41	N/A	5,603,840.41
Salary or pro labore fee	1,200,000.00	4,178,840.41	N/A	5,378,840.41
Direct and indirect benefits	N/A	225,000.00	N/A	225,000.00
Compensation or participation in Committees	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Variable compensation	N/A	-	N/A	-
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	-	N/A	-
Compensation for participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	N/A	N/A	N/A
Benefits for ceasing exercise of the job	N/A	N/A	N/A	N/A
Stock-based compensation	N/A	4,068,241.22	N/A	4,068,241.22
Compensation amount	1,200,000.00	8,472,081.63	N/A	9,672,081.63

2011	Board of Directors	Board of Officers	Fiscal Board	Total
Number of members	9.00	5.00	N/A	14.00
Fixed annual compensation (in R$)	1,200,000.00	5,241,141.46	N/A	6,441,141.46
Salary or pro labore fee	1,200,000.00	5,241,141.46	N/A	6,441,141.46
Direct and indirect benefits	N/A	-	N/A	-
Compensation or participation in Committees	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Variable compensation	N/A	5,758,357.84	N/A	5,758,357.84
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	5,758,357.84	N/A	5,758,357.84
Compensation for participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	N/A	N/A	N/A
Benefits for ceasing exercise of the job	N/A	N/A	N/A	N/A
Stock-based compensation	N/A	7,009,862.79	N/A	7,009,862.79
Compensation amount	1,200,000.00	18,009,362.09	N/A	19,209,362.09

** Note: The number of members of each body was asserted in accordance with section 13.2 of Circular Letter/CVM/SEP/ 03/2010.

13.3       Variable compensation in the Company’s fiscal year closed at December 31, 2010 and variable compensation established for the current fiscal year:

2010	Board of Directors	Board of Officers	Fiscal Board	Total
Number of members	N/A	6.00	N/A	6.00
Bonus (in R$)
Minimum amount established in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount established in the compensation plan	N/A	N/A	N/A	N/A
Amount established in the compensation plan if the established targets are achieved	N/A	N/A	N/A	N/A
Amount recognized in the result	N/A	N/A	N/A	N/A
Profit sharing (in R$)
Minumum amount established in the compensation plan	N/A	-	N/A	-
Maximum amount established in the compensation plan	N/A	17,952,960.00	N/A	17,952,960.00
Amount established in the compensation plan if the established targets are achieved	N/A	17,952,960.00	N/A	17,952,960.00
Amount recognized in the result	N/A	-	N/A	-

2011	Board of Directors	Board of Officers	Fiscal Board	Total
Number of members	N/A	5.00	N/A	5.00
Bonus (in R$)
Minimum amount established in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount established in the compensation plan	N/A	N/A	N/A	N/A
Amount established in the compensation plan if the established targets are achieved	N/A	N/A	N/A	N/A
Amount recognized in the result	N/A	N/A	N/A	N/A
Profit sharing (in R$)
Minumum amount established in the compensation plan	N/A	-	N/A	-
Maximum amount established in the compensation plan	N/A	5,758,357.84	N/A	5,758,357.84
Amount established in the compensation plan if the established targets are achieved	N/A	5,758,357.84	N/A	5,758,357.84
Amount recognized in the result	N/A	N/A	N/A	N/A

13.4     In regard to the compensation plan based on stock held by the Board of Directors and by the Statutory Board of Officers, effective in the last fiscal year and established for the current fiscal year:

a.            General clauses and conditions

In the Special Shareholders Meeting (AGE) held on December 9, 2004 our shareholders approved the Stock Option Plan. This plan is administrated by our People Management and Corporate Governance Committee and by the Board of Directors and it establishes the general conditions for the grant of stock options of shares issued by our Company to selected individuals, at the Committee’s discretion, that occupy the positions of CEO, vice-president, officer, advisors, general manager, regional manager, manager and other positions of the Company and its controlled companies, according to the Plan (“Participants”). The Plan is valid for ten years as of the date of its approval, expiring on December 8, 2014.

The grant of stock options to the Participants selected by the aforesaid Committee occurs on an annual basis. The grant criteria is disclosed in the second semester of each calendar year and establishes the number of stock options that applies to each class, the exercise price, observing the provisions of the Plan and any additional restrictions other than those established in the Plan.

The People Management and Corporate Governance Committee holds broad powers to adopt the action that may be necessary and fit for administrating the Plan. The Committee’s decisions are conclusive and bind the Company in regard to the matters that are related to the Plan, with the exception of certain matters that are subject to confirmation by the Board of Directors, such as: total number of stock options that may be awarded in each calendar year, the beneficiary participants of the stock options and the number of stock options that may be awarded to each participant in each calendar year.

According to the Plan, the People Management and Corporate Governance Committee may treat certain participants differently, in justified cases and subject to confirmation by the Board of Directors and provided that this does not affect the basic rules of the Plan. The Committee may also include new participants in plans that have already been approved and currently effective, awarding to them the stock options that it finds fit, respecting the maximum global number of stock options annually established by the Board of Director and the other clauses of the Plan.

In justified cases, the Committee may authorize the CEO and/or Vice-Presidents to be awarded stock options under the Plan, subject to confirmation by the Board of Directors, and also the clauses and conditions that the Committee should establish to replace wholly or partially the variable compensation under the Company’s Profit Sharing Plan (PPR). If one or more Vice Presidents decide to be awarded stock options instead of the variable compensation under the PPR, the Board of Directors may, at its sole discretion: (a) decide that the stock option exercise price be less than the amount established in paragraph (iii) of the Disclosure and Contents of the Awarding Criteria of the Plan, or, alternatively (b) establish an exchange ratio between the PPR amounts and the number of stock options that the Participant will be awarded, supported by the Company’s compensation policy, which might not correspond to the stock options value or of the shares involved in the stock options on the occasion of the award.

In the exercise of its powers, certain decisions of the Committee are subject to confirmation by the Board of Directors, to the limits established in the law, the applicable regulations, in the Plan and in the guidelines established by the Company’s shareholders in a shareholders meeting. The vacancies are regulated by the Board of Directors, with consultation of the Shareholders Meeting whenever this is convenient.

b.            Main purposes of the Plan

The Plan is intended, through the awarding of stock options of the Company’s shares, to: (a) attract, motivate and retain qualified executives; (b) motivate management and employees to achieve results and (c) promote the Company’s interests.

c.            How the plan contributes to such purposes

The Plan consists in the awarding of stock options of the Company’s shares, respecting the previously established rules of prices and periods. A vesting period is granted for exercising the stock option. If the Participants of the Plan leave the Company in the vesting period their rights are lost in regard to the stock options that were non-exercisable on the occasion of the termination. The Participants’ gains under the Plan are conditioned directly to the valuation of the Company’s stock after the options are awarded and to remaining in the position occupied.

d.            How the plan is included in the Company’s compensation policy

The Company’s Stock Option Plan contributes substantially to the overall composition of the compensation of the Company’s management and, accordingly, strongly binds individual performance to the Company’s goals given that the management have an additional incentive to implement mid and long-term activities that generate added value to the Company and that will reflect in the valuation of the Company in the stock market, in addition to being a powerful means for attracting and retaining the Company’s talents.

e.            How the plan aligns the interests of the management and of the Company in the short, mid and long-term

The alignment occurs through the indicators of performance of the individuals and of the Company, which are defined when the stock options are awarded. The Stock Option Plans refers to a relevant incentive at the level of the individual and it is linked to the Company’s performance and indicators at the mid and long-term. This also reflects in the valuation of the Company’s stock aligned with the expectation of generating aggregated value to the shareholders.

f./ g.               Maximum number of shares covered and maximum number of stock options that may be granted

The Company’s Stock Option Plan determines that the stock options awarded may vest rights over a certain number of shares that does not exceed 5% (five percent) of the total number of the Company’s shares.  The stock options awarded under the Plan may vest rights only over the preferred shares issued by the Company.

In December 2010, 2,722,444 stock options were awarded to the Plan of 2011, at the weighted average exercise price of R$28,83 per stock option. The 2,722,444 shares correspond when exercised to the equal number of shares.

h.         Conditions for buying the shares

Participants in the Plan shall be the persons selected at the sole discretion of the Committee, provided that they have been exercising those duties which have made them eligible at the date on which the option is granted, in one of the following categories: CEO, Vice-President, Officer, Advisors, General Manager, Regional Manager, Manager and Others.

The participants shall respect the vesting period established in the Plan, during which they shall remain working for the Company.

i.          Criteria for establishing the purchase price or exercise

As established in the Company’s Stock Option Plan, the price for exercising the stock options awarded in each calendar year shall be: (a) equal to the average price, weighted by volume, of the shares of the same class recorded in the last sixty (60) trading sessions prior to the Granting Date, which shall be adjusted pursuant to the IGP-M, a general price index published by the Fundação Getúlio Vargas, from the Granting Date until the date of effective payment; or (b) determined by the Board of Directors, with reference to the profitability outlooks of the Company, to the net asset value per share, or to the Market Value (defined as the closing price of the stock in the preceding trading session), with premium or discount being admitted due to market conditions

j.          Criteria for determining the exercise price

The period for exercising the stock options is based on the provisions of the Company’s Stock Option Plan, being the current practice between three (3) to five (5) years, as follows:

(a)  one-fifth (1/5) of the total number of stock options granted to a participant in a calendar year may be exercised on each anniversary of the grant of the stock options, hence on the fifth anniversary of the grant date of the stock options the total number of stock options that were granted to a participant in a calendar year may be exercised; or

(b)   the stock options that were granted to a participant may be fully exercised after the third anniversary of the grant date, according to the following schedule:

(i) Up to 20% (twenty percent) of the total number of stock options awarded may be exercised as of the first anniversary of the grant date;

(ii) Additionally, up to 30% (thirty percent) as of the second anniversary of the grant date; and

(iii) The remaining 50% (fifty percent) may be exercised as of the third anniversary.

The stock options that may be exercised according to the Plan may be exercised by the participant up to the tenth (10th) anniversary of the corresponding Grant Date.

In regard to the stock options granted to the Plan of 2011, the criteria set out in paragraph “b” above applies.

k.         Liquidation

The share price shall be paid by the holders of the stock option, either in cash or, exceptionally, in other forms as defined by the Committee, provided that the minimum realization stipulated by the law is respected.

l.          Restrictions to the transfer of the shares

The shares arising from the stock option exercise may not be sold to third parties until they are fully settled and paid-up.

m.        Criteria and events that, upon their occurrence, lead to the suspension, change or extinction of the plan

The Plan became effective upon its approval by the Company’s Shareholders Special Meeting (AGE) and shall remain effective for ten (10) years. It may, however, be terminated, at any time, by decision of a Special Shareholders' Meeting, or as a result of Restructuring of the Company (as described below), Winding Up and Liquidation of the Company or cancellation of its registration as a publicly-held company.

Termination by Lapse of Time: Termination of the effective term of the Plan by lapse of the time established for same shall affect neither the validity of the options previously granted and still in force nor the limitations on negotiability of the shares and/or the preemptive rights.

Termination by Shareholders' Decision. The termination of the effective term of the Plan by decision of the Company's shareholders shall affect neither the validity of the options previously granted and still in force nor the limitations on negotiability of the shares and/or the preemptive right provided for herein.

Termination Caused by the Restructuring of the Company. At the time of the Restructuring of the Company, the Plan shall terminate and any option granted up to then shall become extinct unless provided otherwise in the reorganization resolution documents.

Restructuring of the Company. Restructuring of the Company means the merger, amalgamation, spin-off or corporate restructuring of the Company, in which the Company is not the surviving entity, or the sale of substantially all of the Company's assets, or the transfer of the Company's control.

Termination by the Winding Up, Liquidation or Cancellation of its Registration as a Publicly-Held Company. In the cases of cancellation of registration as a publicly-held company, winding up or liquidation of the Company, the Plan and the options granted thereunder shall become automatically extinct.

n.         Effects of the management member’s leaving the Company over such individual’s rights under the stock-based compensation plan

The provisions of the Plan do not vest rights to the beneficiaries warranting continued employment or as a service supplier of the Company or of its subsidiaries or interferes in any way in the Company’s or its subsidiaries’ right, subject to the law and to the provisions of the employment agreement or services agreement, as the case may be, to terminate at any time its labor relationship held with the Participant. Furthermore, the provisions of the Plan do not vest on any stock option holder any right to continued employment up to the end of the individual’s term of office as a Director or management member and it does not affect in any way the Company’s or its controlled companies’ right to dismiss such individual, nor does it warrant a right to be reelected to the position.

In case of Termination by the Company, by its controlled companies or by the Participant, for any reason, except with due cause, all options that have been granted to the participant, and which are not yet exercisable, shall become automatically extinct for all legal purposes, regardless of any termination notice or severance pay. Nevertheless, the option holder shall have the right to exercise the options already exercisable on the date of termination for a non-renewable period of ninety (90) days, counted from the date of termination and upon payment in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid-up or settled, the participant shall have ninety (90) days, counted from the termination to make the full payment thereof, otherwise the number of shares held by the participant shall be reduced pro rata the amount effectively settled or paid-up.

In case of Termination of the Company's or its subsidiaries' option holders for due cause, all options that were granted to them and which were not yet exercisable, shall become automatically extinct for all legal purposes, regardless of any termination notice or severance pay. Nevertheless, the option holder shall have the right to exercise, on the date of Termination and upon payment in cash, the options already exercisable on that date.

13.5      Number of shares or capital quotas directly or indirectly held in Brazil or abroad – and other securities that may be converted into shares or capital quotas, issued by the Company, its direct or indirect controlling companies, controlled or commonly controlled companies – by members of the Board of Directors, Statutory Board of Officers or by the Fiscal Board, classified by body, at the closing date of the last Company fiscal year.

2010	Common shares	Preferred Shares
Board of Directors	12	12,202
Board of Officers	4	1,879,640
Fiscal Board	n/a	n/a

13.6     Stock-based compensation recognized in the Company’s year-end results of fiscal year closed at December 31, 2010 and compensation established for the current fiscal year of the Board of Directors and Statutory Board of Officers

2010	Board of Directors	Board of Officers
Number of members	N/A	6,00
In regard to each stock option awarded
Grant	N/A	2 nd grant	3 rd grant	4 th grant	5 th grant	6 th grant
Grant Dates	N/A	12/15/2005	12/15/2006	12/15/2007	12/15/2008	12/15/2009
Nr. of stock options awarded	N/A	21,957	21,957	33,000	111,000	643,810
Period for stock options to be exercisable	N/A	20% per year	20% per year	20% per year	20% per year	- 20% after 1 st year - 30% after 1st year - 50% after 1st year
Max. period for exercising the stock option	N/A	12/15/2015	12/15/2016	12/15/2017	12/15/2018	12/15/2019
Restriction period for transferring the shares	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price of each of either of the following stock options
Pending at the start of the fiscal year	N/A	R$ 47.30	R$ 65.85	R$ 45.46	R$ 10.52	R$ 17.73
Lost in the course of the fiscal year	N/A	R$ 47.30	R$ 65.85	R$ 45.46	R$ 10.52	-
Exercised in the fiscal year	N/A	-	-	-	R$ 10.52	R$ 10.52
Expired in the fiscal year	N/A	-	-	-	-	-
Fair amount of the stock options at the date of grant	N/A	R$ 51.68	R$ 46.61	R$ 29.27	R$ 8.53	R$ 16.81
Potential dilution(*)	N/A	0.01%	0.01%	0.01%	0.00%	0.24%

Note*: In the calculation of the potential dilution set out above the Company’s shareholding at December 31, 2010 was considered.

2011	Board of Directors	Board of Officers
Number of members	N/A	5,00
In regard to each stock option awarded
Grant	N/A	3 rd grant	4 th grant	5 th grant	6 th grant	7 th grant
Grant Dates	N/A	12/15/2006	12/15/2007	12/15/2008	12/15/2009	12/15/2010
Nr. of stock options awarded	N/A	17,842	24,400	80,000	541,916	440,682
Period for stock options to be exercisable	N/A	20% per year	20% per year	20% per year	20% in the 1st year / 30% in the 2nd year / 50% in the 3th year	20% in the 1st year / 30% in the 2nd year / 50% in the 3th year
Max. period for exercising the stock option	N/A	12/15/2016	12/15/2017	12/15/2018	12/15/2019	12/15/2020
Restriction period for transferring the shares	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price of each of either of the following stock options
pending at the start of the fiscal year	N/A	R$ 65.85	R$ 45.46	R$ 10.52	R$ 17.73	R$ 27.83
lost in the course of the fiscal year	N/A	R$ 65.85	R$ 45.46	R$ 10.52	R$ 20.65	-
exercised in the fiscal year	N/A	-	-	R$ 10.52	-	-
expired in the fiscal year	N/A	-	-	-	-	-
Fair amount of the stock options at the date of grant	N/A	R$ 46.61	R$ 29.27	R$ 8.53	R$ 16.81	R$ 17.63
Potential dilution(*)	N/A	0.01%	0.01%	0.03%	0.20%	0.16%

 Note*: In the calculation of the potential dilution set out above the Company’s shareholding at December 31, 2010 was considered

13.7     Pending stock options held by the Board of Directors and Statutory Board of Officers at the end of the last fiscal year

2010	Board of Directors	Board of Officers
Number of Members	9	6,00
Grant	N/A	1 st grant	2 nd grant	3 rd grant	4 th grant	5 th grant	6 th grant
Stock options not exercisable
Number	N/A	-	-	4,391	13,200	66,600	459,346
Date on which shall be exercisable	N/A	All the stock options of this grant are exercisable	All the stock options of this grant are exercisable	- 4,391 options in 15/12/2011	- 6,600 options in 15/12/2011 - 6,600 options in 15/12/2012	- 55,500 options in 15/12/2011	- 128,762 options in 15/12/2011 - 55,702 options in 15/12/2012
Maximum period for exercise	N/A	12/15/2014	12/15/2015	12/15/2016	12/15/2017	12/15/2018	12/15/2019
Restriction period for transferring the shares	N/A	none	none	none	none	none	none
Weighted average exercise price	N/A	R$ 33.06	R$ 47.30	R$ 65.85	R$ 49.46	R$ 10.52	R$ 18.60
Fair amount of the stock options at the last day of the fiscal year	N/A	R$ -	R$ -	R$ 204,675.90	R$ 386,306.99	R$ 568,206.97	R$ 11,518,200.38
Exercisable stock options
Number	N/A	17,842	21,957	17,566	19,800	29,010	124,731
Maximum period for exercise	N/A	12/15/2014	12/15/2015	12/15/2016	12/15/2017	12/15/2018	12/15/2019
Restriction period for transferring the shares	N/A	none	none	none	none	none	none
Weighted average exercise price	N/A	R$ 33.06	R$ 47.30	R$ 65.85	R$ 49.46	R$ 10.52	R$ 17.96
Fair amount of the stock options at the last day of the fiscal year	N/A	R$ 521,292.93	R$ 1,134,717.01	R$ 818,703.61	R$ 579,460.49	R$ 247,502.76	R$ 2,963,965.30
Fair amount of the total stock options at the last day of the fiscal year	N/A	R$ 521,292.93	R$ 1,134,717.01	R$ 1,023,379.51	R$ 965,767.48	R$ 815,709.73	R$ 14,482,165.68

13.8       Stock options exercised and shares delivered under the stock-based compensation of the Board of Directors and Statutory Board of Officers in the fiscal year closed at December 31, 2010

2010	Board of Directors	Board of Officers
Number of members	9	6,00
Grant	N/A	1 st grant	2 nd grant	3 rd grant	4 th grant	5 th grant	6 th grant
Stock options exercised
Number of shares	N/A	-	-	-	-	15,390	59,733
Weighted average exercise price	N/A	N/A	N/A	N/A	N/A	R$ 10.52	R$ 10.52
Total difference between the exercise amount and the market value of the shares under the stock options that were exercised	N/A	N/A	N/A	N/A	N/A	R$ 224,386	R$ 870,907
Shares delivered
Number of shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average purchase price	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total difference between the purchase amount and the market value of the stock purchased	N/A	N/A	N/A	N/A	N/A	N/A	N/A

13.9     Brief description of the information needed to understand the data disclosed in paragraphs 13.6 to 13.8, such as explanation of the pricing method of the stock value and of the stock options stating at least:

a.    Pricing model

The fair value of the stock options was estimated at their grant date under the Black-Scholes stock option pricing model. The Black-Scholes model is a econometric model commonly used to valuate this type of asset, calculating the fair value of a stock option based on certain premises such as the likelihood of distribution of the subject asset, the exercise price of the stock option, the risk-free interest rate, dividend expected in regard to the subject asset and the term of maturity of the stock option.

b.    Data and premises adopted in the pricing model, including the weighted average price of the stock, exercise price, expected variation, life span of the stock option, expected dividend and the risk-free interest rate

The premises that were adopted in the pricing model of the stock options under the Black-Scholes model for calculating the fair value are listed below:

Premises of the model	Premises used
Calculation date	According to CPC 10 – Stock-based payment, the stock options were measured at the date of grant under the respective plan.
Share price	Calculated using as a basis the price of the share covered by the stock option at the date of grant under the respective plan.
Exercise price

The stock option exercise price is calculated based on the average price of the shares traded in the stock market by the Company, weighed per volume and registered in the last sixty (60) trading sessions preceding the awarding under the respective plan.

Estimated Volatility	The estimated volatility is based on the historical volatility of 252 business days of the Company’s stock traded in the stock market.
Option Duration	In all of the stock options granted by the Company the life span is 10 years as of the awarding of the corresponding stock option.
Expected dividend	The dividend yield represents the ratio between the dividend per share paid in a certain year and the share price in the market calculated at the date of pricing of the stock option.
Risk-free interest rate	The risk-free rates were obtained at the Brazilian Central Bank and refer to the SELIC rates current at the stock option grant dates.

In addition to the foregoing, premises related to the pricing model where the yield related to the stock is usually distributed, non-existence of arbitration in the market and that the volatility is uniform in time were adopted.

Considering the foregoing premises and stock option grant data, we hereby provide the following information:

Data and Premises	1 st grant	2 nd grant	3 rd grant	4 th grant	5 th grant	6 th grant	7 th grant
Grant Date	12/15/2004	12/15/2005	12/15/2006	12/15/2007	12/15/2008	12/15/2009	12/15/2010
Stock option exercise price	33.06	47.3	65.85	45.46	10.52	20.65	27.83
Weighted average price of the stock in the market	37.96	64.70	65.72	44.22	9.65	25.70	25.75
Fair value of the stock option at the grant date	29.22	51.68	46.61	29.27	8.53	16.81	17,63
Estimated volatility of the share price	32.50%	39.90%	46.50%	41.00%	76.90%	77.95%	44.55%
Expected dividend	0.80%	0.90%	1.00%	0.90%	-	2.73%	0.47%
Risk-free return rate	17.20%	18.00%	13.20%	11.20%	12.70%	8.65%	10.25%
Option duration (years)	10	10	10	10	10	10	10

c.     Criteria adopted and premises assumed to incorporate the expected effects of early exercise

In all of the stock options that were granted up to 2009, the stock options may be exercised observing the vesting period established in the plan at the rate of  20% per annum and may be exercised in up to 10 years after the grant date.

Pursuant to the amendments to the Company’s Stock Option Plan approved by the Annual and Extraordinary General Shareholder’s Meeting held on April 30, 2010 the stock options awarded to an individual for 2010 shall be fully exercised after the third anniversary of the grant of the stock option, according to the following schedule:

(a) Up to 20% (twenty percent) of the total number of stock options granted may be exercised as of the first anniversary of the grant date;

(b) Additionally, up to 30% (thirty percent) as of the second anniversary of the grant date; and

(c) The remaining 50% (fifty percent) may be exercised as of the third anniversary of the grant date.

The current stock options do not have a clause allowing early exercise. According to CPC 10, the company incorporates the effects of the expenses with the action plans, considering the fair value of the stock option based on the criteria set out above, respecting the vesting periods for each stock option so that the expenses observe the vesting period under the stock option plan.

d.    Criteria for asserting the expected variation

The estimated volatility is based on the historical volatility of 252 business days of the Company’s stock traded in the stock market.

e.    Whether any other feature of the stock option was incorporated in the measuring of its fair value

All of the relevant features for measuring the fair value were specified in the foregoing paragraphs.

13.10 Current private pension plans offered to the members of the Board of Directors and to the Statutory Officers

None

13.11 In the format of a chart, indicate, in regard to the last fiscal year, in relation to the board of directors, the statutory board of officers and the Fiscal Board

Data not disclosed pursuant to the injunction granted by the Higher Federal Court of Appeals (STJ) in the Claim for Injunctive Relief, case # 17.350, which upheld the ruling of the 5th Federal Court of Rio de Janeiro, in case # 2010.5101002888-5 filed by Instituto Brasileiro de Executivos de Finanças - IBEF Rio de Janeiro.

13.12 Specify contractual arrangements, insurance policies or other instruments that structure compensation mechanisms or indemnity for the management in the event of removal from the position occupied or retirement, stating the financial effects to the issuer

The Company has Liability insurance covering the Directors, Officers and/or Management - D&O (Directors & Officers) providing coverage to the insured in claims of third parties based on their management acts practiced in the exercise of their management duties at the Company.

The Company does not adopt a specific policy in regard to the compensation and/or indemnity of management in the event of removal from the position occupied or retirement.

13.13 In regard to the Company’s last fiscal year, inform the percentage of the overall compensation of each management body recognized in the results of the issuer concerning the members of the board of directors, statutory board of officers or of the fiscal board that are parties related to the direct or indirect controlling companies, as established in the accounting rules that regulate this matter.

Board of Directors	Board of Officers	Fiscal Board
0%	23.9%	N/A

13.14 In regard to the Company’s last fiscal year, inform the amounts recognized in the issuer’s results as compensation of the members of the board of directors, statutory board of officers or of the fiscal board, as a group per management body, for any reason other than the position occupied, such as e.g. commissions and consulting services or advisory rendered

None

13.15 In regard to the Company’s last fiscal year, inform the amounts recognized in the results of the direct or indirect controlling companies, commonly controlled and controlled companies of issuer, such as compensation of the members of the board of directors, statutory board of officers or of the fiscal board of issuer, as a group per management body, specifying the title under which such amounts were attributed to such individuals

There are no additional amounts recognized other than the full compensation of the management borne by the Company’s controlled company, as previously informed in paragraph 13.1 (f).

13.16 Provide other information that the issuers deems relevant

N/A

[This document is a free translation of the Portuguese original version]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.